Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

hhgregg, Inc.:

We consent to the use of our report dated May 25, 2007, except as to note 18 which is as of June 29, with respect to the consolidated balance sheets of Gregg Appliances, Inc. as of March 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended March 31, 2007, incorporated herein by reference.

Our report on the consolidated financial statements includes an explanatory paragraph referring to Gregg Appliances Inc.’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective April 1, 2006.

/s/ KPMG LLP

Indianapolis, Indiana

July 19, 2007